Exhibit 1

HAVAS

PRESS RELEASE

                                               Suresnes, May 10, 2005, 7.30 a.m.

--------------------------------------------------------------------------------
                           First Quarter 2005 revenue

                  Havas continues its turnaround begun in 2004
--------------------------------------------------------------------------------

      o     Organic growth of +1.4% vs +0.7% in first quarter 2004

      o     Excellent New Business

      o     Reinforced confidence in the 2005 outlook

In first quarter 2005, Havas continued its turnaround which began in the first quarter of 2004, both in terms of organic growth and Net New Business.

1. First quarter 2005 organic growth in revenue of 1.4%, double the organic growth achieved in first quarter 2004

Organic growth in first quarter was +1.4%, i.e. twice that of first quarter 2004. This is a good illustration of the Group's positive performance, particularly since the implementation of the strategic reorganization in late 2003.

This improvement in organic growth can be mainly attributed to the performance of three regions:

- North America increased +1.8%, thus confirming Havas' recovery in this major market (41% of the Group's revenue), largely due to very good performance on the part of Arnold (before the impact of the RadioShack account win in April).

- France and rest of Europe outperformed the market (+2.2% and +2.1% respectively). This progress is particularly satisfactory given that the basis for comparison was high (first quarter 2004 organic growth of +7.9% and +5% in France and Europe respectively).

- Latin America once again achieved outstanding organic growth of +19.7%, after +11.1% in fourth quarter 2004.

The United Kingdom was down -3.3%, primarily as a result of the postponement of government advertising expenditure due to the national elections. This negative growth in the first quarter should not alter our objective of positive growth for the full year, thanks to the effects of new accounts won and synergies stemming from the development of integrated communications.

Finally, Asia-Pacific dropped -2.7%, largely because of Australia. However, mention should be made of the very good performance of China (up +8.5%).

The Group's first quarter revenue totalled (euro) 330 million, down -7.5% on an unadjusted basis compared to first quarter 2004 due to the combined effects of exchange rates, notably the -4.5% decline in the dollar, and net changes in the scope of consolidation which adversely affected revenue by (euro) 24 million.

2. New business, expressed in revenue terms(1), in first quarter 2005 rose by 45% vs first quarter 2004. Net New Business was positive, with wins more than offsetting losses, including the losses of Intel and the Volkswagen media account in the USA, as of the end of March.

Key accounts won in Q1 2005 include:

      >     Integrated communication accounts: Jaguar, LG Electronics
            (pan-European), ESPN Mobile, Lukoil;
      >     Traditional advertising accounts: Champion, Cacharel Parfums, Tac O
            Tac, Transilien (SNCF);
      >     Media accounts: Autozone, Amica Insurance, EDF, Telepizza, P&O
            Ferries, Peugeot (Netherlands, Belgium), Hasbro;
      >     Marketing services accounts: Heineken, Danone (CRM);
      >     Healthcare accounts: Benefiber (Novartis).

Looking at the first four months of the year, the New Business won brings Havas close to the Net New Business achieved in the same period in 2004, which is particularly encouraging. In addition to the wins cited above, in April, we highlight the significant account win of RadioShack, America's No.1 distributor of electronic products (estimated advertising spend of $250 million), and the win of the global Diesel account.

3. Excellent results in creativity

Award-winning campaigns:

The following campaigns received awards at the January 2005 New York Festival and the Mobius Awards ceremony:

"The Bridge" and "Toys" for Peugeot, "Waterboy" for Evian, the "Kill Bill Kill Bill" and "Titititanic" campaigns for Soken DVD.

The new "Carbot" campaign for the Citroen C4 has already received awards from the Creative Circle, at the British TV Awards in March, and at the Andy Awards in April 2005. Even more recently, the "Petit Bateau" campaign received the APPM Grand Prix (Association pour la Promotion de la Presse Magazine), and BETC Euro RSCG was voted "Agency of the Year" for the second consecutive year by APPM.

----------
(1)   Estimated net revenue for the full year and at constant exchange rates

4. Outlook confirmed for 2005

Commenting on these results, Havas Chairman and CEO, Alain de Pouzilhac stated:

"The first quarter has reinforced our confidence in achieving our objectives for 2005.

The additional New Business gains at the start of the second quarter, including among others the RadioShack account won by Arnold, suggest that our organic growth should be higher in 2005 than it was in 2004.

We are also confirming our objective of improving the operating margin through the gradual build-up of new accounts, the development of existing clients and our continued cost reduction efforts.

I am proud of these achievements which were made possible through the contributions of our staff worldwide.

Havas' turnaround is substantial, and should be further amplified in the second half of the year."

APPENDIX 1: Q1 2005 ORGANIC GROWTH

                                    --------------------------------------
                                             Revenue
                                              Q1 05         Organic growth
                                        (millions (euro))   Q1 05 Vs Q1 04
--------------------------------------------------------------------------
France                                          70              +2.2%
--------------------------------------------------------------------------
Europe (excl. France and UK)                    60              +2.1%
--------------------------------------------------------------------------
United Kingdom                                  41              -3.3%
--------------------------------------------------------------------------
North America                                  136              +1.8%
--------------------------------------------------------------------------
Asia Pacific                                    14              -2.7%
--------------------------------------------------------------------------
Latin America                                   9               +19.7%
--------------------------------------------------------------------------
TOTAL                                          330              +1.4%
--------------------------------------------------------------------------

APPENDIX 2: CALCULATION OF ORGANIC GROWTH

1. Q1 2004 Revenue                                                           357
2. Exchange rate impact                                                      (8)
3. Q1 2004 Revenue at Q1 2005 exchange rates                                 349
4. Changes in scope of consolidation: acquisitions, disposals, closures
   and others                                                               (24)
5. Q1 2004 Revenue at Q1 2005 exchange rates and scope of
   consolidation                                                             325
6. Q1 2005 Revenue                                                           330
7. Organic growth                                                          +1.4%

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Net New Business :

Net new business represents the estimated annual advertising budgets (or revenue depending on the cicumstance) for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets (or revenue depending on the circumstance) for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets (or revenue depending on the circumstance), clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                                  Peggy Nahmany
                                                 Tel : +33 (0)1 58 47 90 73
                                                 peggy.nahmany@havas.com

Investor Relations:                              Virginia Jeanson
                                                 Tel : +33 (0)1 58 47 91 34
                                                 virginia.jeanson@havas.com

                                                 Stephane Houri
                                                 Tel : +33 (0)1 58 47 91 35
                                                 stephane.houri@havas.com

2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 538 060,80 euros - 335 480 265 RCS Nanterre - APE 744 B